COLE CORPORATE INCOME TRUST, INC.
 SUPPLEMENT NO. 5 DATED NOVEMBER 18, 2011
 TO THE PROSPECTUS DATED MAY 2, 2011

This document supplements, and should be read in conjunction with, the prospectus of Cole Corporate Income Trust, Inc. dated May 2, 2011, Supplement No. 4 dated August 15, 2011, and Supplement No. 3 dated July 22, 2011, which superseded and replaced all prior supplements to the prospectus. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus.

The purpose of this supplement is to disclose the following:

(1)	the status of the offering of shares of Cole Corporate Income Trust, Inc.;
(2)	the renewal of our Advisory Agreement;
(3)	the repayment of certain debt;
(4)	amendments to our share redemption program;
(5)	an amendment to our distribution reinvestment program;
(6)
a “Management’s Discussion and Analysis of Financial Condition and Results of Operation” section substantially the same as that which was included in our Quarterly Report on Form 10-Q filed November 14, 2011;

(7)	updated financial information regarding Cole Corporate Income Trust, Inc.; and
(8)	financial information for our acquisition of an office building located in San Antonio, Texas.

Status of Our Public Offering

The registration statement for our initial public offering of 300,000,000 shares of common stock was declared effective by the Securities and Exchange Commission on February 10, 2011. Of these shares, we are offering 250,000,000 shares in a primary offering and have reserved and are offering 50,000,000 shares pursuant to our distribution reinvestment plan. As of November 18, 2011, we had accepted investors’ subscriptions for, and issued, 1.1 million shares of our common stock in the offering, resulting in gross proceeds to us of approximately $11.1 million. We have special escrow provisions for subscriptions from residents of Pennsylvania, Tennessee and Ohio. The conditions of these special escrow provisions have not been satisfied as of the date of this supplement and, therefore, we have not accepted subscriptions from residents of Pennsylvania, Tennessee or Ohio.

We will offer shares of our common stock pursuant to the offering until February 10, 2013, unless all shares being offered have been sold, in which case the offering will be terminated. If all of the shares we are offering have not been sold by February 10, 2013, we may extend the offering as permitted under applicable law. In addition, at the discretion of our board of directors, we may elect to extend the termination date of our offering of shares reserved for issuance pursuant to our distribution reinvestment plan until we have sold all shares allocated to such plan through the reinvestment of distributions, in which case participants in the plan will be notified. The offering must be registered in every state in which we offer or sell shares. Generally, such registrations are for a period of one year. Thus, we may have to stop selling shares in any state in which our registration is not renewed or otherwise extended annually. We reserve the right to terminate this offering at any time prior to the stated termination date.

Renewal of the Advisory Agreement

The following information supplements, and should be read in conjunction with, the section captioned “Management – The Advisory Agreement” beginning on page 67 of the prospectus, and all similar disclosures appearing throughout the prospectus.

Our board of directors approved the renewal of our advisory agreement with CCI Advisors for a period from January 18, 2012 through November 30, 2012, and the agreement may be renewed for an unlimited number of successive one-year periods thereafter.

Loan Repayment

The following information supplements, and should be read in conjunction with, the section of our prospectus captioned “Investment Objectives and Policies — Real Property Investments” beginning on page 98 of the prospectus:

In connection with our acquisition of the Medtronic Property, we entered into $32.0 million of debt, which consisted of (i) an $18.0 million mortgage loan with Wells Fargo Bank, National Association; (ii) a $5.0 million mezzanine loan with Wells Fargo Bank, National Association (the Mezzanine Loan); and (iii) a $9.0 million subordinate loan with an affiliate of our advisor. On November 1, 2011, we repaid the $5.0 million Mezzanine Loan with proceeds from our public offering. The Mezzanine Loan’s maturity date was July 1, 2016, however there were no premiums or penalties incurred in connection with the repayment and we have no further obligations related to the Mezzanine Loan.

Amendments to the Share Redemption Program

The following information supplements, and should be read in conjunction with, the section of our prospectus captioned “Description of Shares – Share Redemption Program” beginning on page 121 of the prospectus.

Our board of directors has approved several amendments to our share redemption program, including: removing the redemption penalty on shares purchased through our distribution reinvestment plan; eliminating the one-year holding period on shares purchased through the distribution reinvestment plan if a stockholder redeems all of his or her shares; automatically changing a distribution reinvestment plan participant’s distribution election from reinvestment to cash if a full redemption is requested; and permitting the full redemption of accounts holding 250 shares or less if a full redemption is requested and we are prorating redemptions, if sufficient funds are available.  These amendments will be effective December 30, 2011 (the Effective Date), and are incorporated in the paragraphs below.  Accordingly, effective on the Effective Date, the following paragraphs shall supersede and replace in their entirety the fourth through eleventh paragraphs of the section captioned “Description of Shares – Share Redemption Program” on pages 121 to 123 of the prospectus:

During the term of this offering, and until such time as our board of directors determines a reasonable estimate of the value of our shares, the redemption price per share (other than for shares purchased pursuant to our distribution reinvestment plan) will depend on the price you paid for your shares and the length of time you have held such shares as follows: after one year from the purchase date, 95% of the amount you paid for each share; after two years from the purchase date, 97.5% of the amount you paid for each share; and after three years from the purchase date, 100% of the amount you paid for each share. During this time period, the redemption price for shares purchased pursuant to our distribution reinvestment plan will be the amount you paid for such shares. (In each case, the redemption price will be adjusted for any stock dividends, combinations, splits, recapitalizations and the like with respect to our common stock). Accordingly, the redemption price will reflect a stockholder’s reduced purchase price if such stockholder received discounted or waived selling commissions and/or a waived dealer manager fee. At any time we are engaged in an offering of our shares, the per share price for shares purchased under our redemption program will always be equal to or lower than the applicable per share offering price.

After such time as our board of directors has determined a reasonable estimated value of our shares, the per share redemption price (other than for shares purchased pursuant to our distribution reinvestment plan) will depend on the length of time you have held such shares as follows: after one year from the purchase date, 95% of the Estimated Share Value (defined below); after two years from the purchase date, 97.5% of the Estimated Share Value; and after three years from the purchase date, 100% of the Estimated Share Value. During this time period, the redemption price for shares purchased pursuant to our distribution reinvestment plan will be 100% of the Estimated Share Value. (In each case, the redemption price will be adjusted for any stock dividends, combinations, splits, recapitalizations and the like with respect to our common stock). For purposes of establishing the redemption price per share, “Estimated Share Value” shall mean the most recently disclosed reasonable estimated value of our shares of common stock as determined by our board of directors, including a majority of our independent directors.

Our board of directors will announce any redemption price adjustment and the time period of its effectiveness as a part of its regular communications with our stockholders. If we have sold property and have made one or more special distributions to our stockholders of all or a portion of the net proceeds from such sales subsequent to the establishment of the Estimated Share Value, the per share redemption price will be reduced by the net sale proceeds per share distributed to investors prior to the redemption date. Our board of directors will, in its sole discretion, determine which distributions, if any, constitute a special distribution. While our board of directors does not have specific criteria for determining a special distribution, we expect that a special distribution will only occur upon the sale of a property and the subsequent distribution of the net sale proceeds. In no event will the Estimated Share Value established for purposes of our share redemption program exceed the then-current estimated share value established for purposes of our distribution reinvestment plan.

Upon receipt of a request for redemption, we may conduct a Uniform Commercial Code search to ensure that no liens are held against the shares. We will not redeem any shares subject to a lien. Any costs in conducting the Uniform Commercial Code search will be borne by us.

We may waive the one-year holding period requirement upon request due to a stockholder’s death or bankruptcy or other exigent circumstances as determined by our advisor. In the event of the death of a stockholder, we must receive notice from the stockholder’s estate within 270 days after the stockholder’s death. In addition, in the event that you redeem all of your shares, any shares that you purchased pursuant to our distribution reinvestment plan will be excluded from the one-year holding requirement. Also, for purposes of the one-year-holding period, limited partners of our operating partnership who exchanged their limited partnership units for shares of our common stock will be deemed to have owned their shares as of the date our operating partnership’s units were issued. Shares redeemed in connection with a stockholder’s death, during the term of this offering and until such time as our board of directors determines a reasonable estimated value of our shares, will be redeemed at a purchase price equal to 100% of the amount actually paid for the shares. Shares redeemed in connection with a stockholder’s death, after such time as our board of directors has determined a reasonable estimated value of our shares, will be redeemed at a purchase price per share equal to 100% of the Estimated Share Value. Shares redeemed in connection with a stockholder’s bankruptcy or other exigent circumstance within one year from the purchase date will be redeemed at a price per share equal to the price per share we would pay had the stockholder held the shares for one year from the purchase date.

In the event that you request a redemption of all of your shares, and you are participating in our distribution reinvestment plan, you will be deemed to have notified us, at the time you submit your redemption request, that you are terminating your participation in our distribution reinvestment plan, and have elected to receive future distributions in cash.  This election will continue in effect even if less than all of your shares are redeemed unless you notify us that you wish to resume your participation in our distribution reinvestment plan.

We will limit the number of shares redeemed pursuant to our share redemption program as follows: (1) we will not redeem in excess of 5% of the weighted average number of shares outstanding during the trailing 12 months prior to the end of the fiscal quarter for which the redemptions are being paid; and (2) funding for the redemption of shares will be limited to the net proceeds we receive from the sale of shares under our distribution reinvestment plan. In an effort to accommodate redemption requests throughout the calendar year, we intend to limit quarterly redemptions to approximately one-fourth of 5% (1.25%) of the weighted average number of shares outstanding during the trailing 12-month period ending on the last day of the fiscal quarter, and funding for redemptions for each quarter generally will be limited to the net proceeds we receive from the sale of shares in the respective quarter under our distribution reinvestment plan; however, our management may waive these quarterly limitations in its sole discretion, subject to the 5% cap on the number of shares we may redeem during the respective trailing 12 month period. Any of the foregoing limits might prevent us from accommodating all redemption requests made in any quarter, in which case quarterly redemptions will be made pro rata, except as described below. Our management also reserves the right, in its sole discretion at any time, and from time to time, to reject any request for redemption for any reason.

We will redeem our shares no later than the end of the month following the end of each fiscal quarter. Requests for redemption must be received on or prior to the end of the fiscal quarter in order for us to repurchase the shares in the month following the end of that fiscal quarter. You may withdraw your request to have your shares redeemed, but all such requests generally must be submitted prior to the last business day of the applicable fiscal quarter. Any redemption capacity that is not used as a result of the withdrawal or rejection of redemption requests may be used to satisfy the redemption requests of other stockholders received for that fiscal quarter, and such redemption payments may be made at a later time than when that quarter’s redemption payments are made.

We will determine whether we have sufficient funds and/or shares available as soon as practicable after the end of each fiscal quarter, but in any event prior to the applicable payment date. If we cannot purchase all shares presented for redemption in any fiscal quarter, based upon insufficient cash available and/or the limit on the number of shares we may redeem during any quarter or year, we will give priority to the redemption of deceased stockholders’ shares. (While deceased stockholders’ shares will be included in calculating the maximum number of shares that may be redeemed in any annual or quarterly period, they will not be subject to the annual or quarterly percentage caps; therefore, if the volume of requests to redeem deceased stockholders’ shares in a particular quarter were large enough to cause the annual or quarterly percentage caps to be exceeded, even if no other redemption requests were processed, the redemptions of deceased stockholders’ shares would be completed in full, assuming sufficient proceeds from the sale of shares under our distribution reinvestment plan were available.  If sufficient proceeds from the sale of shares under our distribution reinvestment plan were not available to pay all such redemptions in full, the requests to redeem deceased stockholders’ shares would be honored on a pro rata basis.)  We next will give priority to requests for full redemption of accounts with a balance of 250 shares or less at the time we receive the request, in order to reduce the expense of maintaining small accounts.  Thereafter, we will honor the remaining redemption requests on a pro rata basis.  Following such quarterly redemption period, if you would like to resubmit the unsatisfied portion of the prior request for redemption, you must submit a new request for redemption of such shares prior to the last day of the new quarter. Unfulfilled requests for redemption will not be carried over automatically to subsequent redemption periods.

Amendment to the Distribution Reinvestment Plan

      The following information supplements, and should be read in conjunction with, the section of our prospectus captioned “Summary of Distribution Reinvestment Plan” beginning on page 127 of the prospectus and the Distribution Reinvestment Plan effective as of February 10, 2011 set forth as Appendix D to the prospectus.

      Our board of directors has approved an amendment to our distribution reinvestment plan that provides that a distribution reinvestment plan participant’s distribution election will automatically be changed from reinvestment to cash if the participant requests a full redemption of his or her account.  This amendment will be effective on the Effective Date.  The Distribution Reinvestment Plan attached as Appendix D to the prospectus is amended, effective on the Effective Date, by the addition of the following paragraph as Section 9(d):

(d) In the event that a Participant requests a redemption of all of the Participant’s Shares, the Participant will be deemed to have given written notice to the Administrator, at the time the redemption request is submitted, that the Participant is terminating his or her participation in the Plan, and is electing to receive all future distributions in cash.  This election will continue in effect even if less than all of the Participant’s Shares are redeemed unless the Participant notifies the Administrator that he or she elects to resume participation in the Plan.

       This prospectus is hereby supplemented with the following “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” which is substantially the same as that which was included in our Quarterly Report on Form 10-Q for the three and nine months ended September 30, 2011.  Unless otherwise defined in this supplement, capitalized terms are defined in such quarterly report.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

 The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our condensed consolidated unaudited financial statements, the notes thereto, and the other unaudited financial data included elsewhere in this prospectus supplement.  The following discussion should also be read in conjunction with our audited consolidated balance sheet, and the notes thereto, and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” beginning on page 100 of the prospectus. The terms “we,” “us,” “our” and the “Company” refer to Cole Corporate Income Trust, Inc. and unless otherwise defined herein, capitalized terms used herein shall have the same meanings as set forth in our condensed consolidated unaudited financial statements and the notes thereto.

Forward-Looking Statements

Except for historical information, this section contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including discussion and analysis of our financial condition and our subsidiaries, our anticipated capital expenditures, amounts of anticipated cash distributions to our stockholders in the future and other matters.  These forward-looking statements are not historical facts but are the intent, belief or current expectations of our management based on their knowledge and understanding of our business and industry.  Words such as “may,” “will,” “anticipates,” “expects,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “would,” “could,” “should” or comparable words, variations and similar expressions are intended to identify forward-looking statements.  All statements not based on historical fact are forward-looking statements.  These statements are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond our control, are difficult to predict, and could cause actual results to differ materially from those expressed or implied in the forward-looking statements.  A full discussion of our risk factors may be found in the “Risk Factors” section in our prospectus.

Forward-looking statements that were true at the time made may ultimately prove to be incorrect or false.  Investors are cautioned not to place undue reliance on forward-looking statements, which reflect our management’s view only as of the date of our Quarterly Report on Form 10-Q.  We undertake no obligation to update or revise forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events or changes to future operating results.  Factors that could cause actual results to differ materially from any forward-looking statements made in this prospectus supplement include, among others, changes in general economic conditions, changes in real estate conditions, construction costs that may exceed estimates, construction delays, increases in interest rates, lease-up risks, rent relief, inability to obtain new tenants upon the expiration or termination of existing leases, and the potential need to fund tenant improvements or other capital expenditures out of operating cash flows.  The forward-looking statements should be read in light of the risk factors identified in the “Risk Factors” section of our prospectus.

Management’s discussion and analysis of financial condition and results of operations are based upon our condensed consolidated unaudited financial statements, which have been prepared in accordance with GAAP.  The preparation of these financial statements requires our management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities.  On a regular basis, we evaluate these estimates.  These estimates are based on management’s historical industry experience and on various other assumptions that are believed to be reasonable under the circumstances. Actual results may differ from these estimates.

Overview

We were formed on April 6, 2010, and we intend to qualify as a REIT beginning with the taxable year ending December 31, 2011. We commenced our principal operations on June 28, 2011, when we issued the initial 370,727 shares of common stock in the Offering. We acquired our first real estate property on June 30, 2011. We have no paid employees and are externally advised and managed by CCI Advisors.

Recent Market Conditions

Beginning in late 2007, domestic and international financial markets experienced significant disruptions that were brought about in large part by challenges in the world-wide banking system.  These disruptions severely impacted the availability of credit and contributed to rising costs associated with obtaining credit.  In 2010, the volume of mortgage lending for commercial real estate began increasing and lending terms improved; however, such lending activity continues to be significantly less than previous levels. Although lending market conditions have improved, certain factors continue to negatively affect the lending environment, including the sovereign credit issues of certain countries in the European Union. We may experience more stringent lending criteria, which may affect our ability to finance certain property acquisitions or refinance any debt at maturity.  For properties for which we are able to obtain financing, the interest rates and other terms on such loans may be unacceptable. We expect to manage the current mortgage lending environment by considering alternative lending sources, including the securitization of debt, utilizing fixed rate loans, short-term variable rate loans, assuming existing mortgage loans in connection with property acquisitions, or entering into interest rate lock or swap agreements, or any combination of the foregoing.  We may also acquire properties for cash without financing, which would reduce the number of properties we can purchase, and the return on the properties we do purchase may be lower. If we are unable to obtain suitable financing for future acquisitions or we are unable to identify suitable properties at appropriate prices in the current credit environment, we may have a larger amount of uninvested cash, which may adversely affect our results of operations.  We will continue to evaluate alternatives in the current market, including purchasing or originating debt backed by real estate, which could produce attractive yields in the current market environment.

The economic downturn has led to high unemployment rates and a decline in consumer spending.  These economic trends have adversely impacted the real estate markets, causing higher tenant vacancies, declining rental rates and declining property values.  Recently, the economy has improved and continues to show signs of recovery.  Additionally, the real estate markets have observed an improvement in property values, occupancy and rental rates; however, in many markets property values, occupancy and rental rates continue to be below those previously experienced before the economic downturn.  As of September 30, 2011, 100% of our rentable square feet was under lease. However, if the recent improvements in economic conditions do not continue, we may experience vacancies or be required to reduce rental rates on occupied space.  If we do experience vacancies, CCI Advisors will actively seek to lease our vacant space, however, such space may be leased at lower rental rates and for shorter lease terms than previously experienced.

Results of Operations

On June 28, 2011, we commenced our principal operations and on June 30, 2011, we acquired one single-tenant, freestanding commercial property. Because we did not commence principal operations until June 28, 2011, comparative financial data is not presented for the three month period ended September 30, 2010 or the period from April 6, 2010 (Date of Inception) to September 30, 2010.

Three Months Ended September 30, 2011

Revenue for the three months ended September 30, 2011 totaled $892,000. Our revenue consisted primarily of rental and other property income of $732,000 related to the Medtronic Property, which accounted for 82% of our total revenue. We also paid certain operating expenses subject to reimbursement by the tenant, which resulted in $160,000 in tenant reimbursement income during the three months ended September 30, 2011.

General and administrative expenses for the three months ended September 30, 2011 totaled $157,000, primarily related to fees paid to our independent directors, insurance, accounting fees and other organization costs. For the three months ended September 30, 2011, property operating expenses were $165,000, primarily related to taxes, repairs and maintenance of the Medtronic Property. Depreciation and amortization expenses were $297,000.

Our acquisition of the Medtronic Property was financed with proceeds from our Offering and $32.0 million of fixed rate loans, $9.0 million of which was obtained from an affiliate of CCI Advisors. During the three months ended September 30, 2011, we incurred interest expense of $418,000. Our debt financing costs in future periods will vary based on our level of future borrowings, which will depend on the level of investor proceeds raised, the cost and availability of borrowings, and the opportunity to acquire real estate assets fitting our investment needs.

Nine Months Ended September 30, 2011

Revenue for the nine months ended September 30, 2011 totaled $901,000. Our revenue consisted primarily of rental and other property income of $740,000 related to the Medtronic Property, which accounted for 82% of our total revenue. We also paid certain operating expenses subject to reimbursement by the tenant, which resulted in $161,000 in tenant reimbursement income during the nine months ended September 30, 2011.

General and administrative expenses for the nine months ended September 30, 2011 totaled $271,000, primarily related to fees paid to our independent directors, insurance, legal fees, accounting fees and other organization costs. For the nine months ended September 30, 2011, property operating expenses were $166,000, primarily related to taxes, repairs and maintenance. Depreciation and amortization expenses were $300,000, and acquisition costs totaled $719,000.

During the nine months ended September 30, 2011, we incurred interest expense of $423,000 related to the $32.0 million of fixed rate loans we incurred in connection with the acquisition of the Medtronic Property. Our debt financing costs in future periods will vary based on our level of future borrowings, which will depend on the level of investor proceeds raised, the cost and availability of borrowings, and the opportunity to acquire real estate assets fitting our investment needs.

Distributions

Our board of directors authorized a daily distribution, based on 365 days in the calendar year, of $0.001781016 per share (which equates to 6.5% on an annualized basis calculated at the current rate, assuming a $10.00 per share purchase price) for stockholders of record as of the close of business on each day of the period commencing on the Distribution Start Date and ending on December 31, 2011. During the nine months ended September 30, 2011, we paid distributions of $64,000, including $42,000 through the issuance of shares pursuant to our DRIP.  The distributions paid during the nine months ended September 30, 2011 were funded by net cash provided by operating activities of $168,000.

Liquidity and Capital Resources

General

Our principal demands for funds will be for real estate and real estate related investments, for the payment of acquisition related expenses, operating expenses, distributions and redemptions to stockholders and principal and interest on any current and any future indebtedness. Generally, cash needs for items other than acquisitions and acquisition related expenses will be generated from operations of our current and future investments. We expect to meet cash needs for acquisitions from the net proceeds of our Offering and from debt financings. The sources of our operating cash flows will primarily be driven by the rental income received from current and future leased properties. We expect to continue to raise capital through our Offering and to utilize such funds and future proceeds from secured or unsecured financing to complete future property acquisitions.  As of September 30, 2011, we had raised $8.2 million of gross proceeds from our Offering.

Short-term Liquidity and Capital Resources

On a short-term basis, our principal demands for funds will be for operating expenses, distributions and interest and principal on current and any future indebtedness. We expect to meet our short-term liquidity requirements through net cash provided by property operations and proceeds from the Offering, as well as secured or unsecured borrowings from banks and other lenders to finance our expected future acquisitions. As of September 30, 2011, we had $1.0 million of restricted cash that was due to our tenant for which we received a credit at the closing of the acquisition of the Medtronic Property. In addition, in accordance with the Mezzanine Loan provisions, the interest rate applied to the outstanding balance was scheduled to increase on December 31, 2011 to 10%. Subsequent to September 30, 2011, the Company repaid the Mezzanine Loan, as discussed in Note 10 to the condensed consolidated unaudited financial statements included in this prospectus supplement.

We expect our operating cash flows to increase as properties are added to our portfolio. We expect that approximately 87.2% of the gross proceeds from the sale of our common stock will be invested in real estate, approximately 10.5% will be used to pay sales commissions, dealer manager fees and offering and organizational costs, with the remaining 2.3% used to pay acquisition and advisory fees and acquisition expenses. CCI Advisors pays the organizational and offering costs associated with the sale of our common stock, which we reimburse in an amount up to 1.5% of the gross proceeds of the Offering. As of September 30, 2011, CCI Advisors had paid $2.5 million of offering and organization costs since the inception of the Offering, and we had paid $104,000 and recorded $21,000 as a liability due to CCI Advisors for such costs.

Long-term Liquidity and Capital Resources

On a long-term basis, our principal demands for funds will be for the acquisition of real estate and real estate related investments and the payment of acquisition related expenses, operating expenses, distributions and redemptions to stockholders and interest and principal on any current and future indebtedness. We expect to meet our long-term liquidity requirements through proceeds from the sale of our common stock, proceeds from secured or unsecured financings from banks and other lenders, the selective and strategic sale of properties and net cash flows from operations.

We expect that substantially all net cash generated from operations will be used to pay distributions to our stockholders after certain capital expenditures, including tenant improvements and leasing commissions, are paid at the properties; however, we may use other sources to fund distributions, as necessary, including proceeds from our Offering and/or future borrowings. To the extent that cash flows from operations are lower due to fewer properties being acquired or lower than expected returns on the properties, distributions paid to our stockholders may be lower. We expect that substantially all net cash resulting from our Offering or debt financing will be used to fund acquisitions, certain capital expenditures identified at acquisition, repayments of outstanding debt, or distributions to our stockholders.

As of September 30, 2011, we had $32.0 million of debt outstanding, including an affiliate note payable.  See Note 5 to our condensed consolidated unaudited financial statements in this prospectus supplement for certain terms of the debt outstanding. Our contractual obligations as of September 30, 2011, were as follows:

	Payments due by period (1) (2)
		Less Than 1				More Than 5
	Total	Year		1-3 Years	4-5 Years	Years
Principal payments - fixed rate debt	$32,000,000	$5,000,000	(3)	$9,000,000	$18,000,000	$—
Interest payments - fixed rate debt (4)	4,704,622	856,747		3,138,750	709,125	—
Total	$36,704,622	$5,856,747		$12,138,750	$18,709,125	$—

(1)	The table does not include amounts due to CCI Advisors or its affiliates pursuant to our advisory agreement because such amounts are not fixed and determinable.
(2)	Principal paydown amounts are included in payments due by period.
(3)	The Company repaid the $5.0 million Mezzanine Loan in full on November 1, 2011, and has presented amounts shown for principal and interest accordingly.
(4)	Our Series C Loan accrues interest at a rate of 4.65%, with the accrued interest due upon maturity of the loan on December 31,
2012.

We intend to borrow money to acquire additional properties and make other real estate related investments. There is no limitation on the amount we may borrow against any single improved property. Our borrowings will not exceed 300% of our net assets as of the date of any borrowing, which is the maximum level of indebtedness permitted under the North American Securities Administrators Association (NASAA) REIT Guidelines; however, we may exceed that limit if approved by a majority of our independent directors. Our board of directors has adopted a policy to further limit our borrowings to 60% of the greater of cost (before deducting depreciation or other non-cash reserves) or fair market value of our gross assets, unless excess borrowing is approved by a majority of the independent directors and disclosed to our stockholders in the next quarterly report along with the justification for such excess borrowing. During the nine months ended September 30, 2011, we obtained borrowings that caused our ratio to debt to total gross real estate assets net of gross intangible lease liabilities to exceed the 60% limitation, which was approved by our independent directors. The independent directors believed such borrowing levels were justified for the following reasons:

•	the borrowings enabled us to purchase an initial property and earn rental income more quickly;
•
the property acquisition was likely to increase the net offering proceeds from the Offering by allowing us to show potential investors actual acquisitions, thereby improving our ability to meet our goal of acquiring a diversified portfolio of properties to generate current income for investors and preserve investor capital; and

•	based on expected equity sales at the time the high leverage was likely to exceed the charter’s guidelines only for a limited period of time.

Cash Flow Analysis

Operating Activities. Net cash provided by operating activities was $168,000 for the nine months ended September 30, 2011, primarily due to an increase in accounts payable and accrued expenses of $650,000, an increase in deferred rental income received of $304,000 and an increase in due to affiliates of $108,000. These increases were partially offset by an increase in prepaid expenses of $214,000 and a net loss of $974,000 which was reduced by non-cash depreciation and amortization of $295,000.  Our net loss for the period was primarily due to acquisition related costs expensed of $719,000.  See “Results of Operations” for a more complete discussion of the factors impacting our operating performance.

Investing Activities. Net cash used in investing activities was $32.9 million for the nine months ended September 30, 2011, resulting from the acquisition of the Medtronic Property.

Financing Activities. Net cash provided by financing activities was $39.2 million for the nine months ended September 30, 2011, primarily due to net proceeds from notes payable of $32.0 million and proceeds from the issuance of common stock under our Offering of $8.2 million, partially offset by the payment of offering costs of $730,000 and deferred financing costs of $278,000.

Election as a REIT

We intend to be taxed as a REIT under the Internal Revenue Code of 1986, as amended, beginning with the year ending December 31, 2011. To qualify and maintain our status as a REIT, we must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of our ordinary taxable income to stockholders. As a REIT, we generally will not be subject to federal income tax on taxable income that we distribute to our stockholders.  If we fail to qualify as a REIT in any taxable year, we will then be subject to federal income taxes on our taxable income for four years following the year during which qualification is lost, unless the Internal Revenue Service grants us relief under certain statutory provisions.  Such an event could materially adversely affect our net income and net cash available for distribution to stockholders.  However, we believe that we are organized and operate in such a manner as to qualify for treatment as a REIT for federal income tax purposes.  No provision for federal income taxes has been made in our accompanying condensed consolidated unaudited financial statements. We are subject to certain state and local taxes related to the operations of properties in certain locations, which have been provided for in our accompanying financial statements.

Critical Accounting Policies and Estimates

Our accounting policies have been established to conform to GAAP. The preparation of financial statements in conformity with GAAP requires us to use judgment in the application of accounting policies, including making estimates and assumptions. These judgments affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. If our judgment or interpretation of the facts and circumstances relating to the various transactions had been different, it is possible that different accounting policies would have been applied, thus resulting in a different presentation of the financial statements. Additionally, other companies may utilize different estimates that may impact comparability of our results of operations to those of companies in similar businesses.  We consider our critical accounting policies to be the following:

•	Investment in and Valuation of Real Estate and Related Assets;
•	Allocation of Purchase Price of Real Estate and Related Assets;
•	Revenue Recognition; and
•	Income Taxes.

A complete description of such policies and our considerations as of December 31, 2010 is contained in our Registration Statement on Form S-11, and our critical accounting policies have not changed during the nine months ended September 30, 2011. The information included in this prospectus supplement should be read in conjunction with our audited consolidated balance sheet as of December 31, 2010, and related notes thereto.

Commitments and Contingencies

We expect that we may be subject to certain contingencies and commitments with regard to future transactions.  Refer to Note 6 to our condensed consolidated unaudited financial statements accompanying this prospectus supplement for further explanations.

Related-Party Transactions and Agreements

We have entered into agreements with CCI Advisors and its affiliates, whereby we agree to pay certain fees, or reimburse certain expenses of, CCI Advisors or its affiliates for acquisition and advisory fees and expenses, financing coordination fees, organization and offering costs, sales commissions, dealer manager fees, asset and property management fees and expenses, leasing fees and reimbursement of certain operating costs.  See Note 7 to our condensed consolidated unaudited financial statements included in this prospectus supplement for a discussion of the various related-party transactions, agreements and fees.

Subsequent Events

Certain events occurred subsequent to September 30, 2011 through the filing date of our Quarterly Report on Form 10-Q. Refer to Note 10 to our condensed consolidated unaudited financial statements included in this prospectus supplement for further explanation.

New Accounting Pronouncements

There are no accounting pronouncements that have been issued but not yet adopted by us that will have a material impact on our consolidated financial statements.

Off Balance Sheet Arrangements

As of September 30, 2011 and December 31, 2010, we had no material off-balance sheet arrangements that had or are reasonably likely to have a current or future effect on our financial condition, results of operations, liquidity or capital resources.

INDEX TO CONDENSED CONSOLIDATED UNAUDITED FINANCIAL STATEMENTS,
FINANCIAL INFORMATION AND UNAUDITED PRO FORMA FINANCIAL STATEMENTS

The prospectus is hereby supplemented with the following financial information, which is excerpted from our Quarterly Report on Form 10-Q for the three and nine months ended September 30, 2011.

Unaudited Financial Statements of Cole Corporate Income Trust, Inc.

Condensed Consolidated Unaudited Balance Sheets as of September 30, 2011 and December 31, 2010	F-2

Condensed Consolidated Unaudited Statements of Operations for the three and nine months ended September 30, 2011	F-3

Condensed Consolidated Unaudited Statement of Stockholders’ Equity for the nine months ended September 30, 2011	F-4

Condensed Consolidated Unaudited Statement of Cash Flows for the nine months ended September 30, 2011	F-5

Notes to Condensed Consolidated Unaudited Financial Statements	F-6

The Company acquired the Medtronic Property on June 30, 2011; as such, this prospectus is supplemented to add the following financial data, which was filed with the Securities and Exchange Commission (SEC) in an amended current report on Form 8-K/A on September 15, 2011.

Summary Financial Information of the Property Acquired (a)

Medtronic Inc – San Antonio, TX	F-16

Unaudited Pro Forma Financial Statements of Cole Corporate Income Trust, Inc.

Pro Forma Condensed Consolidated Unaudited Statement of Operations for the Six Months Ended June 30, 2011	F-17

Pro Forma Condensed Consolidated Unaudited Statement of Operations for the Period from April 6, 2010 (Date of Inception) to December 31, 2010	F-18

Notes to Pro Forma Condensed Consolidated Unaudited Statements of Operations	F-19

(a) This section includes summary financial information of the operating property acquired pursuant to SEC Rule 3-14 of Regulation S-X.

COLE CORPORATE INCOME TRUST, INC.
CONDENSED CONSOLIDATED UNAUDITED BALANCE SHEETS

	September 30, 2011	December 31, 2010
ASSETS
Investment in real estate assets:
Land	$3,956,317	$—
Building and improvements, less accumulated depreciation of $206,934	26,865,460	—
Acquired intangible lease assets, less accumulated amortization of $93,228	3,349,008	—
Total investment in real estate assets, net	34,170,785	—
Cash and cash equivalents	6,661,418	200,000
Restricted cash	1,076,225	—
Prepaid expenses	213,779	—
Deferred financing costs, less accumulated amortization of $38,704	239,148	—
Total assets	$42,361,355	$200,000

LIABILITIES AND STOCKHOLDERS' EQUITY
Notes payable	$23,000,000	$—
Note payable to affiliates	9,000,000	—
Accounts payable and accrued expenses	1,661,991	—
Escrowed investor proceeds	62,500	—
Due to affiliates	129,044	—
Acquired below market lease intangible, less accumulated amortization of $43,656	1,568,260	—
Distributions payable	41,590	—
Deferred rental income	303,819	—
Total liabilities	35,767,204	—
Commitments and contingencies
Redeemable common stock	41,162	—
STOCKHOLDERS' EQUITY:
Preferred stock, $0.01 par value; 10,000,000 shares authorized, none issued
and outstanding	—	—
Common stock, $0.01 par value; 490,000,000 shares authorized,
854,852 and 20,000 shares issued and outstanding, respectively	8,549	200
Capital in excess of par value	7,623,946	199,800
Accumulated distributions in excess of earnings	(1,079,506)	—
Total stockholders' equity	6,552,989	200,000
Total liabilities and stockholders' equity	$42,361,355	$200,000

The accompanying notes are an integral part of these condensed consolidated unaudited financial statements.

COLE CORPORATE INCOME TRUST, INC.
CONDENSED CONSOLIDATED UNAUDITED STATEMENTS OF OPERATIONS

	Three Months Ended	Nine Months Ended
	September 30, 2011	September 30, 2011
Revenues:
Rental and other property income	$732,045	$740,179
Tenant reimbursement income	159,742	160,995
Total revenue	891,787	901,174

Expenses:
General and administrative expenses	156,682	271,190
Property operating expenses	164,735	165,988
Acquisition related expenses	—	718,839
Depreciation	204,660	206,934
Amortization	92,204	93,228
Total operating expenses	618,281	1,456,179
Operating income (loss)	273,506	(555,005)

Other income (expense):
Interest and other income	3,624	3,732
Interest expense	(418,396)	(423,104)
Total other expense	(414,772)	(419,372)
Net loss	$(141,266)	$(974,377)

Weighted average number of common shares outstanding:
Basic and diluted	629,379	229,526

Net loss per common share:
Basic and diluted	$(0.22)	$(4.25)

Distributions declared per common share:	$0.16	$0.46

The accompanying notes are an integral part of these condensed consolidated unaudited financial statements.

COLE CORPORATE INCOME TRUST, INC.
CONDENSED CONSOLIDATED UNAUDITED STATEMENT OF STOCKHOLDERS’ EQUITY

				Accumulated
	Common Stock		Capital in	Distributions	Total
	Number of	Par	Excess	in Excess of	Stockholders'
	Shares	Value	of Par Value	Earnings	Equity
Balance, January 1, 2011	20,000	$200	$199,800	$—	$200,000
Issuance of common stock	834,852	8,349	8,216,445	—	8,224,794
Distributions to investors	—	—	—	(105,129)	(105,129)
Commissions on stock sales and related
dealer manager fees	—	—	(625,909)	—	(625,909)
Other offering costs	—	—	(125,228)	—	(125,228)
Redeemable common stock	—	—	(41,162)	—	(41,162)
Net loss	—	—	—	(974,377)	(974,377)
Balance, September 30, 2011	854,852	$8,549	$7,623,946	$(1,079,506)	$6,552,989

The accompanying notes are an integral part of these condensed consolidated unaudited financial statements.

COLE CORPORATE INCOME TRUST, INC.
CONDENSED CONSOLIDATED UNAUDITED STATEMENT OF CASH FLOWS

Nine Months Ended
September 30, 2011
Cash flows from operating activities:
Net loss	$(974,377)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation	206,934
Amortization of intangible lease assets and below market lease intangible, net	49,572
Amortization of deferred financing costs	38,704
Changes in assets and liabilities:
Prepaid expenses	(213,779)
Accounts payable and accrued expenses	649,511
Deferred rental income	303,819
Due to affiliates	108,113
Net cash provided by operating activities	168,497
Cash flows from investing activities:
Investment in real estate and related assets	(31,846,551)
Change in restricted cash	(1,076,225)
Net cash used in investing activities	(32,922,776)
Cash flows from financing activities:
Proceeds from issuance of common stock	8,183,632
Offering costs on issuance of common stock	(730,206)
Distributions to investors	(22,377)
Proceeds from notes payable	23,000,000
Proceeds from affiliate note payable	9,000,000
Escrowed investor proceeds liability	62,500
Deferred financing costs paid	(277,852)
Payment of loan deposit	(150,000)
Refund of loan deposit	150,000
Net cash provided by financing activities	39,215,697
Net increase in cash and cash equivalents	6,461,418
Cash and cash equivalents, beginning of period	200,000
Cash and cash equivalents, end of period	$6,661,418

Supplemental Disclosures of Non-Cash Investing and Financing Activities:
Distributions declared and unpaid	$41,590
Accrued other offering costs	$20,931
Accrued capital expenditures	$1,012,480
Common stock issued through distribution reinvestment plan	$41,162
Supplemental Cash Flow Disclosures:
Interest paid	$187,162

The accompanying notes are an integral part of these condensed consolidated unaudited financial statements.

COLE CORPORATE INCOME TRUST, INC.
NOTES TO CONDENSED CONSOLIDATED UNAUDITED FINANCIAL STATEMENTS
September 30, 2011

NOTE 1 — ORGANIZATION AND BUSINESS

Cole Corporate Income Trust, Inc. (the “Company”) is a Maryland corporation that was formed on April 6, 2010 (Date of Inception) and intends to qualify as a real estate investment trust (“REIT”) for federal income tax purposes beginning with the taxable year ending December 31, 2011. The Company is the sole general partner of and owns a 99.9% partnership interest in Cole Corporate Income Operating Partnership, LP, a Delaware limited partnership (“CCI OP”). Cole Corporate Income Advisors, LLC (“CCI Advisors”), the affiliated advisor to the Company, is the sole limited partner and owner of an insignificant noncontrolling partnership interest of 0.1% of CCI OP. Substantially all of the Company’s business is conducted through CCI OP.

On February 10, 2011, pursuant to a Registration Statement on Form S-11 under the Securities Act of 1933, as amended, the Company commenced its initial public offering on a “best efforts” basis of a minimum of 250,000 shares and a maximum of 250,000,000 shares of its common stock at a price of $10.00 per share, and up to 50,000,000 additional shares pursuant to a distribution reinvestment plan (the “DRIP”) under which its stockholders may elect to have distributions reinvested in additional shares at a price of $9.50 per share (the “Offering”).

On June 28, 2011, the Company issued the initial 370,727 shares in the Offering and commenced principal operations. As of September 30, 2011, the Company had issued 834,852 shares of its common stock in the Offering for gross offering proceeds of approximately $8.2 million before offering costs and selling commissions of $751,000. As disclosed in the Registration Statement, the Company intends to use substantially all of the net proceeds from the Offering to acquire and operate a diversified portfolio of commercial real estate investments primarily consisting of single-tenant, income-producing necessity corporate office and industrial properties, which are leased to creditworthy tenants and strategically located throughout the United States. The Company expects that most of the properties will be subject to “net” leases, whereby the tenant will be primarily responsible for the cost of repairs, maintenance, property taxes, utilities, insurance and other operating costs. As of September 30, 2011, the Company owned one property, comprising 145,025 rentable square feet of single-tenant commercial space located in Texas, which was 100% leased.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation and Basis of Presentation

The condensed consolidated unaudited financial statements of the Company have been prepared in accordance with the rules and regulations of the SEC, including the instructions to Form 10-Q and Article 10 of Regulation S-X, and do not include all of the information and footnotes required by GAAP for complete financial statements.  In the opinion of management, the statements for the interim periods presented include all adjustments, which are of a normal and recurring nature, necessary to present a fair presentation of the results for such periods.  Results for these interim periods are not necessarily indicative of full year results. Consolidated results of operations and cash flows for the period from April 6, 2010 (Date of Inception) to September 30, 2010 have not been presented because the Company had not begun its principal operations during such period.

The accompanying condensed consolidated unaudited financial statements include the accounts of the Company and its wholly-owned subsidiaries.  All intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

COLE CORPORATE INCOME TRUST, INC.
NOTES TO CONDENSED CONSOLIDATED UNAUDITED FINANCIAL STATEMENTS – (Continued)
September 30, 2011

Investment in and Valuation of Real Estate and Related Assets

The Company is required to make subjective assessments as to the useful lives of its depreciable assets. The Company considers the period of future benefit of the asset to determine the appropriate useful life of each asset. Real estate assets are stated at cost, less accumulated depreciation and amortization. Amounts capitalized to real estate assets consist of construction and any tenant improvements, major improvements and betterments that extend the useful life of the related asset and leasing costs. All repairs and maintenance are expensed as incurred.

Assets, other than land, are depreciated or amortized on a straight-line basis. The estimated useful lives of the Company’s assets by class are generally as follows:

Building and improvements	40 years
Tenant improvements	Lesser of useful life or lease term
Intangible lease assets	Lesser of useful life or lease term

The Company continually monitors events and changes in circumstances that could indicate that the carrying amounts of its real estate and related intangible assets may not be recoverable. Impairment indicators that the Company considers include, but are not limited to, bankruptcy or other credit concerns of a property’s major tenant, such as a history of late payments, rental concessions and other factors, a significant decrease in a property’s revenues due to lease terminations, vacancies, co-tenancy clauses, reduced lease rates or other circumstances. When indicators of impairment are present, the Company will assess the recoverability of the assets by determining whether the carrying value of the assets will be recovered through the undiscounted operating cash flows expected from the Company’s use of the assets and the eventual disposition of such assets. In the event that such expected undiscounted operating cash flows do not exceed the carrying value, the Company will adjust the real estate and related intangible assets and liabilities to their respective fair values and recognize an impairment loss. No impairment losses were recorded during the nine months ended September 30, 2011.

Projections of expected future cash flows will require the Company to use estimates such as future market rental income amounts subsequent to the expiration of current lease agreements, property operating expenses, terminal capitalization and discount rates, the expected number of months it takes to re-lease the property, required tenant improvements and the number of years the property will be held for investment.  The use of alternative assumptions in the future cash flow analysis could result in a different determination of the property’s future cash flows and a different conclusion regarding the existence of an impairment, the extent of such loss, if any, as well as the carrying value of the real estate and related intangible assets.

When a property is identified as held for sale, the Company will cease depreciation and amortization of the asset and liabilities related to the property and estimate the sales price, net of selling costs.  If, in the Company’s opinion, the expected net sales price of the property is less than the carrying value of the property, an adjustment to the carrying value would be recorded to reflect the estimated fair value of the property, net of selling costs.

Allocation of Purchase Price of Real Estate and Related Assets

Upon the acquisition of real properties, the Company allocates the purchase price of such properties to acquired tangible assets, consisting of land, buildings and improvements, and identified intangible assets and liabilities, consisting of the value of above market and below market leases and the value of in-place leases, based in each case on their respective fair values.  Acquisition related expenses are expensed as incurred.  The Company utilizes independent appraisals to assist in the determination of the fair values of the tangible assets of an acquired property (which includes land and building).  The Company obtains an independent appraisal for each real property acquisition.  The information in the appraisal, along with any additional information available to the Company’s management, is used in estimating the amount of the purchase price that is allocated to land.  Other information in the appraisal, such as building value and market rents, may be used by the Company’s management in estimating the allocation of purchase price to the building and to intangible lease assets and liabilities.  The appraisal firm has no involvement in management’s allocation decisions other than providing this market information.

COLE CORPORATE INCOME TRUST, INC.
NOTES TO CONDENSED CONSOLIDATED UNAUDITED FINANCIAL STATEMENTS – (Continued)
September 30, 2011

The fair values of above market and below market in-place lease values are recorded based on the present value (using an interest rate which reflects the risks associated with the leases acquired) of the difference between (i) the contractual amounts to be paid pursuant to the in-place leases and (ii) an estimate of fair market lease rates for the corresponding in-place leases, which are generally obtained from independent appraisals, measured over a period equal to the remaining non-cancelable term of the lease including any bargain renewal periods, with respect to a below market lease.  The above market and below market lease values are capitalized as intangible lease assets or liabilities, respectively.  Above market lease values are amortized as an adjustment of rental income over the remaining terms of the respective leases.  Below market leases are amortized as an adjustment of rental income over the remaining terms of the respective leases, including any bargain renewal periods. If a lease were to be terminated prior to its stated expiration, all unamortized amounts of above market and below market in-place lease values relating to that lease would be recorded as an adjustment to rental income.

The fair values of in-place leases include estimates of direct costs associated with obtaining a new tenant and opportunity costs associated with lost rental and other property income, which are avoided by acquiring an in-place lease.  Direct costs associated with obtaining a new tenant include commissions and other direct costs and are estimated in part by utilizing information obtained from independent appraisals and management’s consideration of current market costs to execute a similar lease.  The value of opportunity costs are calculated using the contractual amounts to be paid pursuant to the in-place leases over a market absorption period for a similar lease.  These intangibles are capitalized as intangible lease assets and amortized to expense over the remaining term of the respective leases.  If a lease were to be terminated prior to its stated expiration, all unamortized amounts of in-place lease assets relating to that lease would be expensed.

The determination of the fair values of the assets and liabilities acquired requires the use of significant assumptions with regard to the current market rental rates, rental growth rates, capitalization and discount rates, interest rates and other variables.  The use of alternative estimates may result in a different determination of the Company’s purchase price allocations, which could impact the Company’s results of operations.

The Company will estimate the fair value of assumed mortgage notes payable based upon indications of current market pricing for similar types of debt with similar maturities.  Assumed mortgage notes payable will initially be recorded at their estimated fair value as of the assumption date, and the difference between such estimated fair value and the mortgage note’s outstanding principal balance will be amortized to interest expense over the term of the mortgage note payable.

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities when purchased of three months or less to be cash equivalents. Cash equivalents may include short term investments and are stated at cost, which approximates fair value.

Restricted Cash

Restricted cash as of September 30, 2011 included $1.0 million held by a lender for tenant and capital improvements that were completed by the Company’s tenant. In accordance with the purchase agreement related to the acquisition of the Company’s property, the Company received a credit from the seller for such costs at closing and will reimburse the tenant subject to the provisions of the agreement. Also included in restricted cash as of September 30, 2011, was $63,000 of escrowed investor proceeds for which shares of common stock had not been issued as of September 30, 2011. The Company had no restricted cash as of December 31, 2010.

Concentration of Credit Risk

 As of September 30, 2011, the Company had cash on deposit, including restricted cash, at one financial institution that had deposits in excess of federally insured levels totaling $4.7 million; however, the Company has not experienced any losses in such account. The Company limits significant cash holdings to accounts held by financial institutions with high credit standing; therefore, the Company believes it is not exposed to any significant credit risk on its cash deposits.

As of September 30, 2011, the Company had one tenant in the healthcare industry, located in Texas, which accounted for 100% of the Company’s rental revenues.

COLE CORPORATE INCOME TRUST, INC.
NOTES TO CONDENSED CONSOLIDATED UNAUDITED FINANCIAL STATEMENTS – (Continued)
September 30, 2011

Revenue Recognition

The Company expects that certain properties will have leases where minimum rent payments increase during the term of the lease. The Company records rental revenue for the full term of each lease on a straight-line basis. When the Company acquires a property, the term of existing leases is considered to commence as of the acquisition date for the purposes of this calculation. The Company defers the recognition of contingent rental income, such as percentage rents, until the specific target that triggers the contingent rental income is achieved.

Income Taxes

The Company intends to qualify and make an election to be taxed as a REIT for federal income tax purposes under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended, beginning with the taxable year ending December 31, 2011. If the Company qualifies for taxation as a REIT, the Company generally will not be subject to federal corporate income tax to the extent it distributes its taxable income to its stockholders, and as long as it distributes at least 90% of its taxable income (excluding capital gains). REITs are subject to a number of other organizational and operational requirements. Even if the Company qualifies for taxation as a REIT, it may be subject to certain state and local taxes on its income and property, and federal income and excise taxes on its undistributed income.

Offering and Related Costs

CCI Advisors funds all of the organization and offering expenses on the Company’s behalf and may be reimbursed for such costs up to 1.5% of the gross offering proceeds. As of September 30, 2011, CCI Advisors had incurred $2.5 million of costs related to the organization of the Company and the Offering, of which the Company has reimbursed $104,000 and $21,000 was reimbursable by the Company. The remaining $2.4 million of costs related to the organization of the Company and the Offering were not included in the financial statements of the Company because such costs were not a liability of the Company as they exceeded 1.5% of gross proceeds from the Offering. Offering costs include items such as legal and accounting fees, marketing, promotional and printing costs. All offering costs are recorded as a reduction of capital in excess of par value.

Stockholders’ Equity

As of September 30, 2011 and December 31, 2010, the Company was authorized to issue 490,000,000 shares of common stock and 10,000,000 shares of preferred stock. All shares of such stock have a par value of $0.01 per share. The Company’s board of directors may authorize additional shares of capital stock and amend their terms without obtaining shareholder approval.  The par value of investor proceeds raised from the Offering is classified as common stock, with the remainder allocated to capital in excess of par value.

Distributions Payable and Distribution Policy

In order to qualify and maintain its status as a REIT, the Company is required to, among other things, make distributions each taxable year equal to at least 90% of its REIT taxable income excluding capital gains. To the extent funds are available, the Company intends to pay regular monthly distributions to its stockholders. Distributions are paid to those stockholders who are stockholders of record as of applicable record dates. The Company has not yet elected to be taxed, and has not qualified, as a REIT.

The Company’s board of directors has authorized a daily distribution, based on 365 days in the calendar year, of $0.001781016 per share (which equates to 6.5% on an annualized basis calculated at the current rate, assuming a $10.00 per share purchase price) for stockholders of record as of each day of the period commencing on the first day following the release from escrow of the subscription proceeds received in the Offering, constituting at least the minimum offering amount of $2,500,000 (the “Distribution Start Date”), and ending on December 31, 2011. The Distribution Start Date was June 29, 2011. As of September 30, 2011, the Company had distributions payable of $42,000. The distributions were paid in October 2011, of which $26,000 was reinvested in shares through the DRIP.

COLE CORPORATE INCOME TRUST, INC.
NOTES TO CONDENSED CONSOLIDATED UNAUDITED FINANCIAL STATEMENTS – (Continued)
September 30, 2011

Redeemable Common Stock

The Company’s share redemption program provides that (1) the Company will not redeem in excess of 5% of the weighted average number of shares outstanding during the trailing twelve-month period prior to the redemption date (provided, however, that while shares subject to a redemption requested upon the death of a stockholder will be included in calculating the maximum number of shares that may be redeemed, such shares will not be subject to this cap); and (2) funding for the redemption of shares will be limited to the net proceeds the Company receives from the sale of shares under the DRIP. In an effort to accommodate redemption requests throughout the calendar year, the Company intends to limit quarterly redemptions to approximately 1.25% of the weighted average number of shares outstanding during the trailing twelve-month period (provided, however, that while shares subject to a redemption requested upon the death of a stockholder will be included in calculating the maximum number of shares that may be redeemed, such shares will not be subject to this cap), and funding for redemptions for each quarter generally will be limited to the net proceeds received from the sale of shares in the respective quarter under the DRIP.  The Company’s board of directors may waive these quarterly limitations in its sole discretion, subject to the 5% cap on the number of shares that may be redeemed during the respective trailing twelve month period.

As of September 30, 2011, the Company had issued 4,333 shares of common stock under the DRIP for cumulative proceeds of $41,162, which is recorded as redeemable common stock in the accompanying condensed consolidated unaudited balance sheet.  Redeemable common stock is recorded at the greater of the carrying amount or redemption value each reporting period.  Changes in the value from period to period are recorded as an adjustment to capital in excess of par value.

NOTE 3 — FAIR VALUE MEASUREMENTS

GAAP defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements.  GAAP emphasizes that fair value is intended to be a market-based measurement, as opposed to a transaction-specific measurement.

Fair value is defined by GAAP as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Depending on the nature of the asset or liability, various techniques and assumptions can be used to estimate the fair value. Assets and liabilities are measured using inputs from three levels of the fair value hierarchy, as follows:

Level 1 – Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date. An active market is defined as a market in which transactions for the assets or liabilities occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2 – Inputs include quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active (markets with few transactions), inputs other than quoted prices that are observable for the asset or liability (i.e. interest rates, yield curves, etc.), and inputs that are derived principally from or corroborated by observable market data correlation or other means (market corroborated inputs).

Level 3 – Unobservable inputs, only used to the extent that observable inputs are not available, reflect the Company’s assumptions about the pricing of an asset or liability.

The following describes the methods the Company uses to estimate the fair value of the Company’s financial assets and liabilities:

Cash and cash equivalents, prepaid expenses, restricted cash, and accounts payable and accrued expenses – The Company considers the carrying values of these financial instruments to approximate fair value because of the short period of time between origination of the instruments and their expected realization.

Notes payable and note payable to affiliates – The fair value is estimated using a discounted cash flow technique based on estimated borrowing rates available to the Company as of the measurement date. The estimated fair value of the notes payable, including notes payable to affiliates, was $32.8 million as of September 30, 2011, as compared to the carrying value on that date of $32.0 million.  The Company had no notes payable outstanding as of December 31, 2010.

COLE CORPORATE INCOME TRUST, INC.
NOTES TO CONDENSED CONSOLIDATED UNAUDITED FINANCIAL STATEMENTS – (Continued)
September 30, 2011

NOTE 4 — REAL ESTATE ACQUISITIONS

2011 Property Acquisitions

On June 30, 2011, the Company acquired a 100% interest in a commercial property leased to Minimed Distribution Corp. (“Minimed”), a wholly-owned subsidiary of Medtronic, Inc., which guarantees the lease, on an approximately 9.64 acre site located in San Antonio, TX (the “Medtronic Property”) for a gross purchase price of $32.9 million, exclusive of closing costs. The Medtronic Property was acquired by purchasing 100% of the membership interests in Cole OF San Antonio TX, LLC (“OF San Antonio”), a Delaware limited liability company, from Series C, LLC (“Series C”), an affiliate of the Company’s advisor. OF San Antonio owns as its only asset the Medtronic Property. The Medtronic Property is 100% leased to Minimed, subject to a net lease, with annual base rent under the lease of $2,755,475, or $19.00 per square foot. The initial term of the lease expires October 31, 2020. A majority of the Company’s board of directors (including all of the Company’s independent directors) not otherwise interested in the acquisition approved the acquisition as being fair and reasonable, and determined that the cost does not exceed the lesser of the current appraised value of the Medtronic Property or the cost of the property to Series C. The Medtronic Property was acquired through the use of loan proceeds and proceeds from the Offering. The Company allocated the purchase price of the Medtronic Property to the fair value of the assets acquired and liabilities assumed.  The following table summarizes the purchase price allocation:

September 30, 2011
Land	$3,956,317
Building and improvements	27,072,394
Acquired in-place leases	3,433,205
Acquired below-market leases	(1,611,916)
Total purchase price	$32,850,000

In addition, the Company recorded a payable for an unpaid tenant improvement allowance assumed, for which a credit was received at the closing of the acquisition. The Company recorded revenue for the three and nine months ended September 30, 2011 of $892,000 and $901,000, respectively. The Company recorded net income of $11,000 for the three months ended September 30, 2011 and a net loss of $708,000 for the nine months ended September 30, 2011 related to the Medtronic Property. In addition, the Company expensed $719,000 of acquisition costs for the nine months ended September 30, 2011.

The following information summarizes selected financial information of the Company, as if the Medtronic Property was acquired and the Company commenced material operations on April 6, 2010 (Date of Inception) for each period presented below.  The Company’s calculation assumes that the Company has raised sufficient proceeds from the Offering to repay $14.0 million in debt prior to January 1, 2011, which results in a decrease to the pro forma interest expense.  In addition, the estimated revenue, property operating expenses, and general and administrative expenses are based on historical operating results of the Company. The table below presents the Company’s estimated revenue and net income (loss), on a pro forma basis, for the three and nine months ended September 30, 2011, and for the period from April 6, 2010 (Date of Inception) to September 30, 2010:

				For the period
				from April 6, 2010
	Three Months Ended,		Nine Months Ended,	(Date of Inception) to
	September 30, 2011	September 30, 2010	September 30, 2011	September 30, 2010
Pro forma basis:
Revenue	$891,520	$891,520	$2,667,357	$1,739,156
Net income (loss)	$(8,266)	$(136,137)	$(22,244)	$(970,239)

The unaudited pro forma information is presented for informational purposes only and may not be indicative of what actual results of operations would have been had the transaction occurred at the beginning of each period presented, nor does it purport to represent the results of future operations.

COLE CORPORATE INCOME TRUST, INC.
NOTES TO CONDENSED CONSOLIDATED UNAUDITED FINANCIAL STATEMENTS – (Continued)
September 30, 2011

NOTE 5 — NOTES PAYABLE

As of September 30, 2011, the Company had total notes payable and note payable to affiliates of $32.0 million with a fixed interest rate of 4.65% and a weighted average remaining term of 3.77 years. During the nine months ended September 30, 2011, in connection with the acquisition of the Medtronic Property, the Company entered into a $23.0 million mortgage loan with Wells Fargo Bank, National Association (the “Wells Fargo Loan”) and a $9.0 million subordinate loan with Series C (the “Series C Loan”).  The Wells Fargo Loan, which is secured by the Medtronic Property and matures on July 1, 2016, consists of i) an $18.0 million loan that bears a fixed interest rate of 4.65% with monthly interest only payments (the “Mortgage Loan”) and ii) a $5.0 million loan with interest only payments at a fixed interest rate of 4.65% until December 31, 2011 and 10.0% thereafter (the “Mezzanine Loan”).  The Mortgage Loan generally may not be prepaid without premium or penalty; however, the Mezzanine Loan may be prepaid at any time without penalty or premium. The Series C Loan is full recourse to the Company and bears interest at a fixed interest rate of 4.65% with accrued interest and principal due upon maturity on December 31, 2012.  The Series C Loan may not be prepaid in whole or in part as long as the Mezzanine Loan remains outstanding, after which the Series C Loan can be prepaid without premium or penalty.  Subsequent to September 30, 2011, the Company repaid the Mezzanine Loan, as discussed in Note 10 to these condensed consolidated unaudited financial statements. In the event the Wells Fargo Loan or the Series C Loan are not paid off on the respective maturity dates, the loans include default provisions. Upon the occurrence of an event of default, interest on the Wells Fargo Loan will accrue at an annual default interest rate equal to 5% above the stated interest rate and interest on the Series C Loan will accrue at an annual default interest rate equal to 4% above the stated interest rate.

The Series C Loan has been approved by a majority of the directors (including all of the Company’s independent directors) not otherwise interested in the transaction as fair, competitive and commercially reasonable and no less favorable to the Company than a comparable loan between unaffiliated parties. In addition, a majority of the directors (including all of the Company’s independent directors) not otherwise interested in such transaction have determined that borrowing in excess of 60% of the greater of cost (before deducting depreciation and other non-cash reserves) or fair market value of our gross assets is justified and in the best interest of the Company’s stockholders.

NOTE 6 — COMMITMENTS AND CONTINGENCIES

Litigation

In the ordinary course of business, the Company may become subject to litigation or claims. The Company is not aware of any pending legal proceedings of which the outcome is reasonably likely to have a material effect on its results of operations, financial condition, or liquidity.

Environmental Matters

In connection with the ownership and operation of real estate, the Company potentially may be liable for costs and damages related to environmental matters. In addition, the Company may acquire certain properties that are subject to environmental remediation. The Company carries environmental liability insurance on its properties that will provide limited coverage for remediation liability and pollution liability for third-party bodily injury and property damage claims. The Company is not aware of any environmental matters which it believes will have a material effect on its results of operations, financial condition or liquidity.

NOTE 7 — RELATED-PARTY TRANSACTIONS AND ARRANGEMENTS

The Company has incurred, and will continue to incur, commission, fees and expenses payable to CCI Advisors and certain affiliates in connection with the Offering, and the acquisition, management and sale of its assets.

Offering

Cole Capital Corporation (“Cole Capital”), the Company’s affiliated dealer-manager, receives, and will continue to receive a commission of up to 7% of gross offering proceeds before reallowance of commissions earned by participating broker-dealers. Cole Capital intends to reallow 100% of commissions earned to participating broker-dealers. In addition, up to 2% of gross offering proceeds before reallowance to participating broker-dealers will be paid to Cole Capital as a dealer-manager fee. Cole Capital, in its sole discretion, may reallow all or a portion of its dealer-manager fee to such participating broker-dealers. No selling commissions or dealer manager fees are paid to Cole Capital or other broker-dealers with respect to shares sold pursuant to the DRIP.

COLE CORPORATE INCOME TRUST, INC.
NOTES TO CONDENSED CONSOLIDATED UNAUDITED FINANCIAL STATEMENTS – (Continued)
September 30, 2011

All organization and offering expenses (excluding selling commissions and the dealer-manager fee) are paid for by CCI Advisors or its affiliates and can be reimbursed by the Company up to 1.5% of aggregate gross offering proceeds. A portion of the other organization and offering expenses may be underwriting compensation. As of September 30, 2011, CCI Advisors had paid organization and offering costs of $2.5 million in connection with the Offering, of which $2.4 were not included in the financial statements of the Company because such costs were not a liability of the Company as they exceeded 1.5% of gross proceeds from the Offering. This amount may become payable to CCI Advisors as the Company continues to raise proceeds in the Offering.

The Company recorded commissions, fees and expense reimbursements as shown in the table below for services provided by CCI Advisors and its affiliates related to the services described above during the periods indicated:

	Three Months Ended	Nine Months Ended
	September 30, 2011	September 30, 2011
Offering:
Selling commissions	$298,726	$483,981
Selling commissions reallowed by Cole Capital	$298,726	$483,981
Dealer manager fee	$87,679	$141,928
Dealer manager fee reallowed by Cole Capital	$41,895	$74,336
Other organization and offering expenses	$64,702	$125,228

Acquisitions and Operations

CCI Advisors or its affiliates receive acquisition fees of up to 2% of: (i) the contract purchase price of each property or asset the Company acquires; (ii) the amount paid in respect of the development, construction or improvement of each asset the Company acquires; (iii) the purchase price of any loan the Company acquires; and (iv) the principal amount of any loan the Company originates. Additionally, CCI Advisors or its affiliates are reimbursed for acquisition expenses incurred in the process of acquiring properties, so long as the total acquisition fees and expenses relating to the transaction does not exceed 6.0% of the contract purchase price.

The Company pays CCI Advisors a monthly advisory fee based upon the Company’s monthly average invested assets, which is equal to the following amounts: (i) an annualized rate of 0.75% will be paid on the Company’s average invested assets that are between $0 to $2 billion; (ii) an annualized rate of 0.70% will be paid on the Company’s average invested assets that are between $2 billion to $4 billion; and (iii) an annualized rate of 0.65% will be paid on the Company’s average invested assets that are over $4 billion. CCI Advisors has agreed to waive its right to an advisory fee during the first six months following the date the Company satisfied the minimum offering conditions of its escrow agreement, which was June 28, 2011.

The Company will reimburse CCI Advisors for the expenses it paid or incurred in connection with the services provided to the Company, subject to the limitation that the Company will not reimburse for any amount by which its operating expenses (including the advisory fee) at the end of the four preceding fiscal quarters exceeds the greater of (i) 2% of average invested assets, or (ii) 25% of net income other than any additions to reserves for depreciation, bad debts or other similar non-cash reserves and excluding any gain from the sale of assets for that period. The Company will not reimburse for personnel costs in connection with services for which CCI Advisors receives acquisition fees or disposition fees.

The Company recorded fees and expense reimbursements as shown in the table below for services provided by CCI Advisors and its affiliates related to the services described above during the periods indicated:

	Three Months Ended	Nine Months Ended
	September 30, 2011	September 30, 2011
Acquisitions and Operations:
Acquisition fees and expenses	$—	$657,000
Advisory fees and expenses	$—	$—
Operating expenses	$—	$—

COLE CORPORATE INCOME TRUST, INC.
NOTES TO CONDENSED CONSOLIDATED UNAUDITED FINANCIAL STATEMENTS – (Continued)
September 30, 2011

Liquidation/Listing

If CCI Advisors, or its affiliates, provides a substantial amount of services (as determined by a majority of the Company’s independent directors) in connection with the sale of properties, the Company will pay CCI Advisors or its affiliates a disposition fee in an amount equal to up to one-half of the brokerage commission paid on the sale of property, not to exceed 1% of the contract price of each property sold; provided, however, in no event may the disposition fee paid to CCI Advisors or its affiliates, when added to the real estate commissions paid to unaffiliated third parties, exceed the lesser of the customary competitive real estate commission or an amount equal to 6% of the contract sales price.

If the Company is sold or its assets are liquidated, CCI Advisors will be entitled to receive a subordinated performance fee equal to 15% of the net sale proceeds remaining after investors have received a return of their net capital invested and an 8% annual cumulative, non-compounded return. Alternatively, if the Company’s shares are listed on a national securities exchange, CCI Advisors will be entitled to a subordinated performance fee equal to 15% of the amount by which the market value of the Company’s outstanding stock plus all distributions paid by the Company prior to listing, exceeds the sum of the total amount of capital raised from investors and the amount of distributions necessary to generate an 8% annual cumulative, non-compounded return to investors. As an additional alternative, upon termination of the advisory agreement, CCI Advisors may be entitled to a subordinated performance fee similar to that to which CCI Advisors would have been entitled had the portfolio been liquidated (based on an independent appraised value of the portfolio) on the date of termination.

During the three and nine months ended September 30, 2011, no commissions or fees were incurred for services provided by CCI Advisors and its affiliates related to the services described above.

Transactions and Agreements

In connection with the acquisition of the Medtronic Property discussed in Note 4, the Company entered into a $9.0 million loan with Series C, which is an affiliate of CCI Advisors. A majority of the Company’s board of directors (including all of the independent directors) not otherwise interested in the transaction approved the loan as fair, competitive and commercially reasonable, and determined that its terms were no less favorable to the Company than a loan between unaffiliated parties under similar circumstances.

During the nine months ended September 30, 2011, the Company acquired a 100% interest in the Medtronic Property from an affiliate of CCI Advisors for an aggregate purchase price of $32.9 million, exclusive of closing costs. A majority of the Company’s board of directors (including all of the Company’s independent directors) not otherwise interested in the transaction, approved the acquisition as being fair and reasonable to the Company and determined that the cost to the Company was not in excess of the lesser of the current appraised value of the property or the cost of the property to the affiliate.

NOTE 8 — ECONOMIC DEPENDENCY

Under various agreements, the Company has engaged or will engage CCI Advisors and its affiliates to provide certain services that are essential to the Company, including asset management services, supervision of the management and leasing of properties owned by the Company, asset acquisition and disposition decisions, the sale of shares of the Company’s common stock available for issue, as well as other administrative responsibilities for the Company including accounting services and investor relations. As a result of these relationships, the Company is dependent upon CCI Advisors and its affiliates. In the event that these companies are unable to provide the Company with these services, the Company would be required to find alternative providers of these services.

COLE CORPORATE INCOME TRUST, INC.
NOTES TO CONDENSED CONSOLIDATED UNAUDITED FINANCIAL STATEMENTS – (Continued)
September 30, 2011

NOTE 9 – NEW ACCOUNTING PRONOUNCEMENTS

In December 2010, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) ASU 2010-29, Disclosure of Supplementary Pro Forma Information for Business Combinations, (“ASU 2010-29”), which clarifies the manner in which pro forma disclosures are calculated and provides additional disclosure requirements regarding material nonrecurring adjustments recorded as a result of a business combination. ASU 2010-29 was effective for the Company upon the acquisition of the Medtronic Property, and its provisions were applied to the pro forma information presented in Note 4.

In May 2011, FASB issued ASU 2011-04, Fair Value Measurements and Disclosures (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS, (“ASU 2011-04”), which converges guidance between GAAP and International Financial Reporting Standards (“IFRS”) on how to measure fair value and on what disclosures to provide about fair value measurements.  ASU 2011-04 is effective for the Company on January 1, 2012.  The adoption of ASU 2011-04 is not expected to have a material impact on the Company’s consolidated financial statements.

In June 2011, FASB issued ASU 2011-05, Comprehensive Income (Topic 220): Presentation of Comprehensive Income, (“ASU 2011-05”), which improves the comparability, consistency and transparency of financial reporting and increases the prominence of items reported in other comprehensive income.  ASU 2011-05 is effective for the Company on January 1, 2012.  The adoption of ASU 2011-05 is not expected to have a material impact on the Company’s consolidated financial statements.

NOTE 10 — SUBSEQUENT EVENT

Repayment of Mezzanine Loan

On November 1, 2011, the Company repaid the $5.0 million Mezzanine Loan.  In connection with the repayment, the Company wrote off $18,000 of unamortized financing costs related to the Mezzanine Loan.

Status of the Offering

As of November 10, 2011, the Company had received $10.3 million in gross offering proceeds through the issuance of approximately 1.0 million shares of its common stock in the Offering.

SUMMARY FINANCIAL INFORMATION
MEDTRONIC, INC.

On June 30, 2011, we acquired the Medtronic Property from Series C, LLC, an affiliate of our advisor, for $32.85 million, exclusive of closing costs. The property is an approximately 145,025 square foot single-tenant office building located in San Antonio, Texas. The Medtronic Property was built in 2008 and is 100% leased to Minimed Distribution Corp., a wholly-owned subsidiary of Medtronic, Inc., which guarantees the lease.

In evaluating the Medtronic Property as a potential acquisition and determining the appropriate amount of consideration to be paid, we considered a variety of factors, including the condition and financial performance of the property; the terms of the existing lease and the creditworthiness of the tenant and guarantor; property location, visibility and access; age of the property, physical condition and curb appeal; neighboring property uses; local market conditions, including vacancy rates; area demographics, including trade area population and average household income; and neighborhood growth patterns and economic conditions. After reasonable inquiry, we are not aware of any material factors relating to the Medtronic Property that would cause the reported financial information not to be indicative of future operating results.

Because the Medtronic Property is 100% leased to a single tenant on a long-term basis under a net lease, whereby substantially all of the operating costs are the responsibility of the tenant, we believe that the financial condition and results of operations of the guarantor are more relevant to investors than the financial statements of the Medtronic Property, and enable investors to evaluate the creditworthiness of the lessee. Additionally, because the Medtronic Property is subject to a net lease, the historical property financial statements provide limited information other than rental income. As a result, pursuant to the guidance provided by the SEC, we are not providing audited financial statements of the Medtronic Property, and are providing summarized consolidated financial information of Medtronic, Inc. as the parent company of the tenant and guarantor of the lease of the acquired property.

The following summary consolidated financial data of Medtronic, Inc. is derived from its consolidated financial statements for the fiscal years ended April 29, 2011, April 30, 2010 and April 24, 2009, respectively, and its condensed consolidated unaudited financial statements for the quarter ended July 29, 2011 (dollar amounts in millions), which as of November 18, 2011, are the most recent condensed consolidated unaudited financial statements available:

	For the Three Months Ended
		For the Fiscal Year Ended
	July 29, 2011	April 29, 2011	April 30, 2010	April 24, 2009
Consolidated Statements of Operations:
Net sales	$4,049	$15,993	$15,817	$14,599
Earnings before income taxes	1,022	3,723	3,969	2,440
Net earnings	821	3,096	3,099	2,070

	As of	As of the Fiscal Year Ended
	July 29, 2011	April 29, 2011	April 30, 2010	April 24, 2009
Consolidated Balance Sheets:
Total assets	$31,091	$30,424	$28,090	$23,588
Long-term debt	8,195	8,112	6,944	6,253
Stockholders’ equity	16,340	15,968	14,629	13,182

For more detailed financial information regarding Medtronic, Inc., please refer to its financial statements and other public filings, which are publicly available on the SEC’s web site, http://www.sec.gov.

COLE CORPORATE INCOME TRUST, INC.
PRO FORMA CONDENSED CONSOLIDATED UNAUDITED STATEMENT OF OPERATIONS
For the six months ended June 30, 2011

The following pro forma condensed consolidated unaudited statement of operations for the six months ended June 30, 2011 is presented as if we had acquired the Medtronic Property on April 6, 2010 (Date of Inception).  For updated selected financial information on a pro forma basis for the nine months ended September 30, 2011, see Note 4 to our condensed consolidated unaudited financial statements for the quarterly period ended September 30, 2011 included in this prospectus supplement.

This pro forma condensed consolidated unaudited statement of operations should be read in conjunction with our historical financial statements and notes thereto for the quarterly periods ended September 30, 2011 and June 30, 2011, included in our Quarterly Reports on Form 10-Q filed with the SEC on November 14, 2011 and August 12, 2011, respectively, and this prospectus supplement.  This pro forma condensed consolidated unaudited statement of operations is not necessarily indicative of what actual results of operations would have been had we acquired the Medtronic Property on April 6, 2010 (Date of Inception), nor does it purport to represent future operations. This pro forma condensed consolidated unaudited statement of operations only includes the results of operations of the Medtronic Property, which is considered to be a significant property acquisition pursuant to SEC Rule 3-14 of Regulation S-X.

	For the Six Months Ended June 30, 2011 As Reported	Acquisition Pro Forma Adjustments		Pro Forma for the Six Months Ended June 30, 2011

	(unaudited)	(unaudited)		(unaudited)
	(a)
Revenues:
Rental and other property income	$8,134	$1,455,956	(b)	$1,464,090
Tenant reimbursement income	1,253	225,491	(c)	226,744
Total revenues	9,387	1,681,447		1,690,834

Expenses:
General and administrative expenses	114,508	—		114,508
Property operating expenses	1,253	238,760	(d)	240,013
Advisory fee	—	123,188	(e)	123,188
Acquisition related expenses	718,839	(718,839)	(f)	—
Depreciation	2,274	407,047	(g)	409,321
Amortization	1,024	183,205	(g)	184,229
Total operating expenses	837,898	233,361		1,071,259
Operating (loss) income	(828,511)	1,448,086		619,575

Other income (expense):
Interest and other income	108	—		108
Interest expense	(4,708)	(436,008)	(h)	(440,716)
Total other expense	(4,600)	(436,008)		(440,608)
Net (loss) income	$(833,111)	$1,012,078		$178,967

Weighted average number of common shares outstanding:
Basic and diluted	26,286	248,439	(i)	274,725

Net (loss) income per common share:
Basic and diluted	$(31.69)			$0.65

See the accompanying notes to pro forma condensed consolidated unaudited statements of operations.

COLE CORPORATE INCOME TRUST, INC.
PRO FORMA CONDENSED CONSOLIDATED UNAUDITED STATEMENT OF OPERATIONS
For the period from April 6, 2010 (Date of Inception) to December 31, 2010

The following pro forma condensed consolidated unaudited statement of operations for the period from April 6, 2010 (Date of Inception) to December 31, 2010 is presented as if we had acquired the Medtronic Property on April 6, 2010 (Date of Inception).   For updated selected financial information on a pro forma basis for the nine months ended September 30, 2011, see Note 4 to our condensed consolidated unaudited financial statements for the quarterly period ended September 30, 2011 included in this prospectus supplement.

This pro forma condensed consolidated unaudited statement of operations should be read in conjunction with our historical financial statements and notes thereto for the quarterly periods ended September 30, 2011 and June 30, 2011, included in our Quarterly Reports on Form 10-Q filed with the SEC on November 14, 2011 and August 12, 2011, respectively, and this prospectus supplement.  This pro forma condensed consolidated unaudited statement of operations is not necessarily indicative of what actual results of operations would have been had we acquired the Medtronic Property on April 6, 2010 (Date of Inception), nor does it purport to represent future operations. This pro forma condensed consolidated unaudited statement of operations only includes the results of operations of the Medtronic Property, which is considered to be a significant property acquisition pursuant to SEC Rule 3-14 of Regulation S-X.

	For the Period from April 6, 2010 (Date of Inception) to December 31, 2010 As Reported	Acquisition Pro Forma Adjustments		Pro Forma for the Period from April 6, 2010 (Date of Inception) to December 31, 2010

	(unaudited)	(unaudited)		(unaudited)
	(a)
Revenues:
Rental and other property income	$—	$2,175,913	(b)	$2,175,913
Tenant reimbursement income	—	336,984	(c)	336,984
Total revenues	—	2,512,897		2,512,897

Expenses:
General and administrative expenses	—	170,180	(d)	170,180
Property operating expenses	—	357,791	(e)	357,791
Advisory fee	—	58,531	(f)	58,531
Acquisition related expenses	—	718,839	(g)	718,839
Depreciation	—	608,328	(h)	608,328
Amortization	—	273,799	(h)	273,799
Total operating expenses	—	2,187,468		2,187,468
Operating income	—	325,429		325,429

Other expense:
Interest expense	—	(1,025,373)	(i)	(1,025,373)
Total other expense	—	(1,025,373)		(1,025,373)
Net loss	$—	$(699,944)		$(699,944)

Weighted average number of common shares outstanding:
Basic and diluted	—	274,725	(j)	274,725

Net loss per common share:
Basic and diluted	$—			$(2.55)

See the accompanying notes to pro forma condensed consolidated unaudited statements of operations.

COLE CORPORATE INCOME TRUST, INC.
NOTES TO PRO FORMA CONDENSED CONSOLIDATED UNAUDITED STATEMENTS OF OPERATIONS

Notes to Pro Forma Condensed Consolidated Unaudited Statement of Operations for the Six Months Ended June 30, 2011

a.	Reflects our historical results of operations for the six months ended June 30, 2011.

b.	Represents the straight-line rental revenue and amortization of the below market lease in accordance with the lease agreement for the Medtronic Property.

c.	Reflects our estimate of the tenant reimbursement income for the Medtronic Property based on historical operating results of the property.

d.	Reflects our estimate of the property operating expenses for the Medtronic Property based on historical operating results of the property.

e.
Reflects the advisory fee of $123,188, which is equal to an annual rate of 0.75% (a monthly rate of 0.0625%) of the aggregate asset value of the Medtronic Property, that would have been payable to our advisor.

f.
Represents the removal of acquisition related expenses, as these expenses would have been incurred when the Medtronic Property was acquired, which for purposes of this pro forma calculation is assumed to be April 6, 2010 (Date of Inception).

g.
Represents depreciation and amortization expenses for the Medtronic Property. Depreciation and amortization expenses are based on our preliminary purchase price allocation. All assets are depreciated on a straight-line basis. The estimated useful lives of our assets by class are generally as follows:

	Building	40 years
	Tenant improvements	Lesser of useful life or lease term
	Intangible lease assets	Lesser of useful life or lease term

h.	Represents interest expense associated with the debt incurred to finance the acquisition of the Medtronic Property.

i.
Represents the weighted average common shares required to generate sufficient offering proceeds to fund the purchase of the Medtronic Property, because we had insufficient capital on April 6, 2010 (Date of Inception) to acquire the Medtronic Property, which is included in the pro forma results of operations.  The calculation assumes the common shares were issued on April 6, 2010 (Date of Inception).

Notes to Pro Forma Condensed Consolidated Unaudited Statement of Operations for the Period From April 6, 2010 (Date of Inception) to December 31, 2010

a.	Reflects our historical results of operations for the year ended December 31, 2010.

b.	Represents the straight-line rental revenue and amortization of the below market lease in accordance with the lease agreement for the Medtronic Property.

c.	Reflects our estimate of the tenant reimbursement income for the Medtronic Property based on historical operating results of the property.

d.	Reflects our estimate of the general and administrative expenses for the Medtronic Property based on our historical results.

e.	Reflects our estimate of the property operating expenses for the Medtronic Property based on historical operating results of the property.

f.
Reflects the advisory fee of $58,531, which is equal to an annual rate of 0.75% (a monthly rate of 0.0625%) of the aggregate asset value of the Medtronic Property, that would have been payable to our advisor. The calculation of the advisory fee is for the period of October 6, 2010 through December 31, 2010 as our advisor has agreed to waive its right to an advisory fee during the first six months following the date we break escrow, which for purposes of this pro forma calculation is assumed to be April 6, 2010 (Date of Inception).

COLE CORPORATE INCOME TRUST, INC.
NOTES TO PRO FORMA CONDENSED CONSOLIDATED UNAUDITED STATEMENTS OF OPERATIONS – (Continued)

g.	Represents actual acquisition expenses incurred as a result of the acquisition of the Medtronic Property.

h.
Represents depreciation and amortization expenses for the Medtronic Property. Depreciation and amortization expenses are based on our preliminary purchase price allocation. All assets are depreciated on a straight line basis. The estimated useful lives of our assets by class are generally as follows:

	Building	40 years
	Tenant improvements	Lesser of useful life or lease term
	Intangible lease assets	Lesser of useful life or lease term

i.	Represents interest expense associated with the debt incurred to finance the acquisition of the Medtronic Property.

j.
Represents the weighted average common shares required to generate sufficient offering proceeds to fund the purchase of the Medtronic Property, as we had insufficient capital on April 6, 2010 (Date of Inception) to acquire the Medtronic Property, which is included in the pro forma results of operations.  The calculation assumes the common shares were issued on April 6, 2010 (Date of Inception).